SECURITIES AND EXCHANGE COMMISSION

                                              WASHINGTON, D.C. 20549


                                                   FORM 10-SB/A

                                  GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                                              SMALL BUSINESS ISSUERS

                                          Under Section 12(b) or 12(g) of
                                        The Securities Exchange Act of 1934



                                               ALBION AVIATION, INC.
                                  (Name of small business issuer in its charter)

        Delaware                                                     33-0619254
(State or Other Jurisdiction                   (IRS Employer Identification No.)
of Incorporation or Organization)


24351 Pasto Road, Suite B, Dana Point, California                       92629
(Address of principal executive offices)                             (Zip Code)


                                                  (949) 489-2400
                               (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Act:

         Title of each class                   Name of Each Exchange on which
         to be so registered                   each class is to be registered

                None                                              None


Securities to be registered pursuant to section 12(g) of the Act:

    Common Stock, par value $.001
          (Title of Class)

Item 1.  Description of Business

General


         Albion was incorporated in April 1994 in order to engage in the aviation business. Management investigated the industry and decided to engage in the charter airline business in particular, and management also evaluated what kind of aircraft would be most suitable. Beginning in 1997 we started looking for the right aircraft, and finally in October 1998 we acquired by purchase a Cessna 421-B to use in proposed charter operations. In January 2002 we sold the Cessna. Due to the downturn in travel and charter activity, occasioned by the economic downturn in 2001 and the events of September 11, 2001, we decided at this time it would be less risky to utilize a smaller aircraft, and to postpone further development of the business until the effects of September 11 could be evaluated. In December 2001 we purchased a four-seater Mooney aircraft which we will utilize for charter. Mr. Hand, our president, guaranteed the loan. All operations are conducted by Svetlana Aviation, and Albion functions as a holding company. However, for simplicity's sake we refer in this report to the combined enterprise as "Albion." We have had no revenues to date. Through September 30, 2002 our cumulative losses were $187,367.


         Albion's business plan is to offer aircraft charter service based at Orange County Airport in Southern California. The aircraft is owned by a subsidiary, "Svetlana Aviation". We plan to obtain our operating permit and conduct all operations in the name of this subsidiary.

Charter Services


         Orange County Airport served more than 7.3 million passengers in 2001, according to airport management, a reduction from 7.8 million in 2000, and is the principal airport for Orange County with more than 3 million population. Orange County enjoys a growing economy and is also a popular tourist destination featuring Disneyland and some of California's best beaches. We think that there is a growing market for aircraft charter services in Orange County. The area is affluent. Pursuant to airport rules the number of commercial and commuter flights is limited. Growing consumer dissatisfaction with airline service, we think, will cause more and more travelers to consider charter service. The cost of charter aircraft for flights of one to two hour flights can be equivalent to the cost of first or business class tickets, but the convenience and prestige of charter services can outweigh the cost factor. Charter can be especially attractive for business travelers with a busy schedule.


Operations


         More detail on the operations aspects of a charter airline is provided under "Item 2 - Plan of Operations." You should read that section if you have not already. We plan to commence service in Summer of 2003. We suspended further activities to obtain a charter license pending our evaluation of the effects of the U.S. economic downturn which commenced in 2001 and the impact of September 11, 2001 on air travel.


         In brief, aircraft charter operations have to be carefully managed. The aircraft does not generate any revenue unless it is flying for hire. Most charter airlines don't engage in much advertising, but rely on charter brokers or customer referrals. A potential customer usually requests information from a charter broker on price, availability and types of aircraft, when the need for services arises. Aircraft brokers receive a negotiable percentage of the charter fee. Fees are based on hourly flight time, usually with a one or two hour minimum.

         Fixed expenses such as debt service, insurance, tiedown rental and some minimum level of maintenance are incurred regardless of the hours flown. However, most of the expenses are incurred only when the aircraft is being operated, and include fuel and oil, crew expenses, maintenance and engine reserves. Engine life is limited by FAA rules to fixed hours of total operation, after which an engine must be replaced or overhauled. Maintenance expenses can arise at any time and although difficult to predict are generally consistent with each type of aircraft. With each hour of operation we are going to set aside a fixed amount of cash for future engine overhauls, and another amount for maintenance expenses.

Government Regulation

         Before we can transport passengers for hire we must obtain authorization under Part 135 of the Federal Aviation Regulations. Part 135 imposes various requirements relating to aircraft maintenance, pilot training, inspections and maintenance of records, supervision and operations. These rules have as their purpose the safety of the flying public. If we don't follow all the requirements of Part 135, the FAA will ground the aircraft. The FAA is continually striving to improve aviation safety, and it will from time to time impose or modify regulations or how they are interpreted. Although the FAA can and does evaluate the economic impact of changes in regulations, it views safety as paramount and the FAA could adopt or change rules to the extent that it renders our business not economically feasible.

         The aircraft will be based at Orange County, where there are strict noise limitations and a night curfew. Other airports can have similar restrictions. If the aircraft is operated correctly it will satisfy those requirements, but violation can bring fines or even the banishment of the violating aircraft from the affected airport.

         The Department of Transportation will need to be satisfied that Albion is financially able to carry on its business. Generally three month's operating expenses must be on hand. We believe our financial operating plan exceeds DOT requirements.

         We expect to begin the approval process with the FAA and DOT in late 2002 and expect that about six months and $10,000 in expenditures will be required for this process.

Competition

         In general, we will compete with other modes of transport in a traveling distance of 100 miles to 400 miles. For smaller distances, automobile transport is less costly and the time and comfort difference is minimal. For large distances jet travel is as or nearly as economical and the time difference is greater. Our main competition is commercial scheduled airline carriers. The competition advantage of charter aircraft has in its ability to fly on demand, on the customer's own schedule, with better comfort and prestige, and to be able to fly to smaller airports where there is little or no scheduled service.

         Within the charter industry itself we have five competitors known to us at Orange County Airport. They all have more operating history and may likely be better financed. Charter operations compete on price, level of service availability, in increasing order or importance. We think by making our aircraft available we will be able to acquire enough business.

Employees

         As is typical in the industry we will pay pilots and maintenance personnel on any hourly basis. We think we can find personnel without difficulty, but it's possible that it will be increasingly difficult to find experienced pilots if commercial airlines continue to expand hiring. The rate of compensation is subject to pilot availability and could increase to an amount we can't afford. The two officers serve without compensation at this time and will only devote part time to the business until warranted by business.

Item 2.           Plan of Operation


         We have made a plan of operations for fiscal 2003. Obtaining the 135 permit will cost $5,000, primarily for consultants to write manuals for operating procedures. These funds will be provided by an officer/shareholder. We plan to market our charter services primarily to charter brokers or via the internet. Although using brokers reduces our profitability, its more cost effective than employing our own marketing department, and most charter operations rely on brokers. The variable costs of operation include fuel, oil and crew labor, which will be paid solely from charter revenues. Crew will be hired on an hourly basis, as needed when flights commence. The hourly operating costs are widely understood to be as follows:

                  Crew 1 pilot                                                 $        40
                  Fuel - 10 gallons per hour at $2.50 per gallon                        25
                  Oil - 1 quart per hour at $2.00 per quart                             2
                  Air frame and Avionics - Parts Reserve                                10
                  Engine Reserve (1 engines)                                            10


                  TOTAL                                                       $         87

         The price of charter flights are based upon hourly usage. In Southern California the hourly charter rate for the Aircraft is about $200.00, less a brokerage commission of 10%. The resulting gross profit per hour is $103.00. Since annual fixed costs are estimated to be $12,000 per year, the projected break even point is 117 hours flown per year.

         The above assumptions are based upon current prices. The most volatile cost is fuel. Fuel prices are at a record high in 2002 but they could go still higher. If they do our profitability could be adversely affected. We don't intend to engage in hedging for fuel prices while we only operate one aircraft.

         Another assumption we have made is on maintenance expenses. We have budgeted $6,000 for annual maintenance. However, we can't forecast future maintenance expenses.

         Other factors can also adversely affect operations. There has been an abundant supply of pilots in the past. However, many airline pilots are near retirement age and a pilot shortage could develop as commuter airlines hire qualified pilots. Mechanical problems can delay or ground flights. Waiting for parts or maintenance personnel can also ground the aircraft. Weather is generally good in the our planned area of operations but bad weather can delay or cancel flights. Also, currently Orange County Airport is closed to takeoffs and landings from 11:00 pm to 7:00 am. This could limit flights.


         The aircraft was acquired December 2001 from an unrelated party. The purchase price was $45,200, paid $4,790 in cash and the rest in debt financing from Red River Bank. The loan is payable over 7 years in monthly installments of $628, and the interest rate is 7.9%. Mr. Hand guaranteed the loan which financed the purchase of the aircraft. As of September 30, 2002 the amount owed on the loan was $36,973. In the event Albion defaults on the loan, Mr. Hand would be personally liable for any unpaid balance, and he might have the right as guarantor to take possession of or sell the aircraft.

         We are a development stage company as that term is defined in paragraphs 8 and 9 of SFAS No. 7. Our activities to date have been limited to selection and purchase of an aircraft, aircraft maintenance, and development of a business plan. Our auditors have included an explanatory paragraph in their report on our financial statements, to the effect that there is substantial doubt about Albion's ability to continue as a going concern. The factors for this assessment include our lack of operating history or current revenues, the nature of our business as a start up business, management's limited experience and our limited funds Management believes that the funds raised by our public offering and funds provided by the majority shareholder will be sufficient to ensure viability of the enterprise for at least until the end of calendar

2003. In December 2002 an officer/shareholder orally committed to provide up to $40,000 cash as needed. We have no lines of credit or sources of capital. In January 2003 in furtherance of that pledge he contributed $5,000 in capital to Albion.



Use of proceeds from 2001 public offering


        Albion raised $40,000 in May 2001 from the proceeds of a public offering of 18,000 shares, including 15,800 shares purchased by an affiliate. The following is a summary of the use of proceeds:

         Repayment of loan from officer/shareholder                                              25,000
         (funds originally used to pay aircraft loan
         payments and general and administrative)

         Purchase of aircraft for resale                                                         35,000

         General and administrative expenses                                                     6,500

         Principal and interest on aircraft loan and                                             23,500
         other direct aircraft expenses


                                                                                        $        90,000


Item 3.           Description of Property


         It is not necessary for us to have dedicated office space. We are using the office space of our president. Since sales will be effected through brokers, all that is needed is telephone availability and a place to keep records and a checkbook. The amount of space is minimal. We have tiedown at Orange County Airport for the aircraft at $140.00 per month on a month to month basis.


Item 4.           Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth information relating to the beneficial ownership of Albion common stock as of September 30, 2002 by each person known by Albion to be the beneficial owner of more than 5% of the outstanding shares of common stock and each of Albion's directors and executive officers.


    Name and Address(1)                        Common Stock                Percentage


    Jehu Hand                                    815,800(2)                     80.1%
    24351 Pasto Road, #B
    Dana Point, California 92629

    Kimberly Peterson                                93,850                      9.4%
    18776 Fairfax Lane
    Huntington Beach, California 92648

    All officers and directors
    as a group (1 person)                        815,800(2)                     80.1%

(1) Unless otherwise noted below, Albion believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. For purposes hereof, a person is deemed to be the beneficial owner of securities that can be acquired by the listed person within 60 days from the date hereof upon the exercise of warrants or options or the conversion of convertible securities. Each beneficial owner's percentage ownership is determined by assuming that any warrants, options or convertible securities that are held by the listed person (but not those held by any other person) and which are exercisable within 60 days from the date hereof, have been exercised.
(2) Includes 15,800 shares held of record by Brighton Capital, Inc., a corporation controlled by Mr. Hand, and 800,000 shares held by Ecco Petroleum Family Limited Partnership which is controlled by Mr. Hand.

Item 5.           Directors, Executive Officers, Promoters and Control Persons

         The member of the Board of Directors of Albion serve until the next annual meeting of stockholders, or until his successors have been elected. The officer serves at the pleasure of the Board of Directors. The following is the director and executive officer of Albion.

         Jehu Hand, age 46, has been President and Chief Financial Officer of Albion since its inception. Mr. Hand has been engaged in corporate and securities law practice and has been a partner of the law firm of Hand & Hand since 1992. From January 1992 to December 1992 he was the Vice President-Corporate Counsel and Secretary of Laser Medical Technology, Inc., which designs, manufactures and markets dental lasers and endodontics equipment. He was a director of Laser Medical from February 1992 to February 1993. From January to October, 1992 Mr. Hand was Of Counsel to the Law Firm of Lewis, D'Amato, Brisbois & Bisgaard. From January 1991 to January 1992 he was a shareholder of McKittrick, Jackson, DeMarco & Peckenpaugh, a law corporation. From January to December 1990 he was a partner of Day, Campbell & Hand, and was an associate of its predecessor law firm from July 1986 to December 1989. From 1984 to June 1986 Mr. Hand was an associate attorney with Schwartz, Kelm, Warren & Rubenstein in Columbus, Ohio. Jehu Hand received a J.D. from New York University School of Law and a B.A. from Brigham Young University. He is a registered principal (Series 7, 24 and 63) of SoCal Securities, a broker-dealer and member of the National Association of Securities Dealers, Inc. SoCal Securities does not make a market in the securities of any company and will not make a market in Albion's common stock. Mr. Hand was formerly a director and president of Las Vegas Airlines, Inc., a Delaware corporation. In 1998 Las Vegas Airlines purchased a controlling interest in Las Vegas Airlines, Inc., a Nevada corporation, engaged in Part 135 operations in Las Vegas. Shortly after the acquisition Mr. Hand discovered that significant liabilities of the Nevada company had not been disclosed that its liabilities greatly exceeded its assets, and that its costs of doing business exceeded market price for its flights and decided it was necessary to discontinue operations. Accordingly, in mid December 1998 Las Vegas Airlines, Inc. notified the FAA that it would discontinue all flight operations effective immediately. At this time the fleet of leased planes was returned to the lessor, and receivables were used to pay obligations to employees. Mr. Hand was never involved in the day to day operations of the Nevada subsidiary.

Item 6.           Executive Compensation


         The following table sets forth the cash compensation of Albion's executive officers and directors during each of the last three fiscal years. The named executive officers did not receive any other direct or indirect compensation, including without limitation, premiums for health insurance and other benefits provided to the listed individual that are extended in connection with the conduct of Albion's business. Mr. Hand uses unimproved real estate acquired by Albion in September 2002 for vehicle storage. The value of such storage space is estimated to be $400 per month.



                                            Summary Compensation Table

                       ANNUAL COMPENSATION                                        LONG TERM COMPENSATION



    Name and                                                   Other Annual          Awards     Payouts         All
    Principal Position      Year     Salary         Bonus      Compensation                                   Other
                                                                              Restricted         Options/ LTIP
                                                                              Stock ($) SARs(#)Payouts ($)



 Jehu Hand                 2002          $0          0             0              0        0           0          0
 President and CFO         2001           0          0             0              0        0           0
                           2000           0          0             0              0        0           0          0


Item 7.           Certain Relationships and Related Transactions

         From time to time Mr. Hand has advanced general administrative operating expenses of Albion of less than $5,000 per year, and these amounts have been classified as related party payables. The amount of $1,249 was contributed to capital by Mr. Hand upon completion of the 2001 initial public offering. Those expenses related to the purchase and maintenance of aircraft and other expenses of the operating subsidiary, Svetlana Aviation, have been accounted for as contributions to capital, and were $500, $40,063 and $41,770, for the years ended December 31, 2001, 2000 and 1999, respectively. Mr. Hand's contributions have consisted only of cash.


         Albion acquired a Cessna 421B in December 1998 from an unrelated party, an aircraft broker in Mississippi. The purchase price was $159,400, paid $16,000 in cash and $143,900 in debt financing from Greentree Financial. The loan is payable over 7 years in monthly installments of $2,297, and the interest rate is 8.75%. Mr. Hand guaranteed the loan which financed the purchase of the aircraft. The Aircraft was sold in January 2002 for $122,000, resulting in a net gain on resale of $40,076. In December we bought a Mooney aircraft, for $45,200. Mr. Hand also guaranteed the loan of $40,410 and he loaned $4,490 of the down payment (subsequently repaid to him in January, 2002).
In the event Albion defaults on the loan, Mr. Hand would be personally liable for any unpaid balance, and he might have the right as guarantor to take posession of or sell the aircraft.


Item 8.  Description of Securities

         Albion's Articles of Incorporation authorizes the issuance of 20,000,000 shares of common stock, $.001 par value per share, of which 1,018,000 shares were outstanding as of September 30, 2002. Albion has no plans to sell additional shares of common stock at this time, but reserves the right to do so to meet future operating requirements. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights.

Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of Albion, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities and the liquidation preference to holders of preferred stock. Holders of common stock have no preemptive rights to purchase Albion's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. The shareholders have already approved a reverse or forward stock split as may be also approved by the board of directors, but we don't contemplate any stock split at present.

Preferred Stock

         Albion's Articles of Incorporation authorize the issuance of 1,000,000 shares of preferred stock, $.001 par value, of which no shares of preferred stock are outstanding.

         Albion's Board of Directors has authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of the series. Albion considers it desirable to have preferred stock available to provide increased flexibility in structuring possible future acquisitions and financings and in meeting corporate needs which may arise. If opportunities arise that would make desirable the issuance of preferred stock through either public offering or private placements, the provisions for preferred stock in Albion's Articles of Incorporation would avoid the possible delay and expense of a shareholder's meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock could result, however, in a series of securities outstanding that will have preferences with respect to dividends and liquidation over the common stock which would result in dilution of the income per share and net book value of the common stock. Issuance of additional common stock pursuant to any conversion right which may be attached to the terms of any series of preferred stock may also result in dilution of the net income per share and the net book value of the common stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factors existing at the time of issuance. Therefore, it is not possible at this time to determine in what respect a particular series of preferred stock will be superior to Albion's common stock or any other series of preferred stock which Albion may issue. The Board of Directors may issue additional preferred stock in future financings, but has no current plans to do so at this time.

         The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of Albion.

         Albion intends to furnish holders of its common stock annual reports containing audited financial statements and to make public quarterly reports containing unaudited financial information.

Transfer Agent

         The transfer agent for the common stock is Colonial Stock Transfer Corporation, 455 East 400 South, Suite 100, Salt Lake City, Utah 84111 and its telephone number is (801) 355-5740.

                                                      PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

         (a)      Market Information


                  Albion's common stock began trading on June 4, 2002 on the OTC Bulletin Board under the symbol ABAV. There has been only sporadic trading. In the quarter ended June 30, 2002 there were no reported sales. In the quarter ended September 30, 2002 there were sales reported at $.04 and $.50. In the quarter ended December 31, 2002 there were sales reported at $1.00 per share. These sales were reported by the OTC Bulletin Board website and reflect inter dealer prices, without reail markup, markdown or commission and may not represent actual transactions.


         (b)      Holders

                  As of September 30, 2002, there were approximately 112 holders of Company common stock.

         (c)      Dividends

                  Albion has not paid any dividends on its common stock. Albion currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

         There are no warrants or options outstanding and no registration rights have been granted. At the present time all 1,018,000 shares outstanding are eligible to be sold under Rule 144, subject to volume limitations (10,000 shares each 90 days) by each individual who is an "affiliate," which includes any director or executive officer, or otherwise as defined under Rule 144.

         There are no compensation plans under which equity securities of Albion are authorized for issuance.

Item 2.  Legal Proceedings

         Not applicable.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

         Not applicable.

Item 4.   Recent Sales of Unregistered Securities

          There have been no issuances of securities for the past three years.

Item 5.  Indemnification of Directors and Officers

          Albion has adopted provisions in its certificate of incorporation and bylaws that limit the liability of its directors and provide for indemnification of its directors and officers to the full extent permitted under the Delaware General Corporation Law. Under the Company's Certificate of Incorporation, and as permitted under the Delaware General Corporation Law, directors are not liable to Albion or its stockholders for monetary damages arising from a breach of their fiduciary duty of care as directors. Such provisions do not, however, relieve liability for breach of a director's duty of loyalty to Albion or its stockholders, liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, liability for transactions in which the director derived as improper personal benefit or liability for the payment of a dividend in violation of Delaware law. Further, the provisions do not relieve a director's liability for violation of, or otherwise relieve the Company or its directors from the necessity of complying with, federal or state securities laws or affect the availability of equitable remedies such as injunctive relief or recision.

          At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of Albion where indemnification will be required or permitted. Albion is not aware of any threatened litigation or proceeding that may result in a claim for indemnification by any director or officer.

                                                     PART F/S

          The following financial statements are included herein:

          Independent Auditors' Report
          Consolidated Balance Sheet at December 31, 2001
          Consolidated Statement of Operations for the period  inception
        (April 20, 1994) to December 31, 2002 and the two years  ended  December
         31, 2001
          Consolidated Statement  of Stockholders'  Equity
          Consolidated Statement of Cash Flows for the period inception (April 20, 1994) to Decembre 31, 2002 and the two years ended December 31, 2001
          Notes to Consolidated Financial Statements
          Interim Financial Statements


                                                     PART III

Item 1.   Index to Exhibits.

                  The following exhibits required by Part III of Form 1-A are filed herewith:

         Exhibit No.       Document Description


3.       Certificate of Incorporation and Bylaws

         3.1.     Articles of Incorporation(1)
         3.2      Articles of Amendment(1)
         3.3      Bylaws(1)

10.      Material Contracts

         10.1     Loan Agreement with Greentree Financial(2)
         10.2     Funding Agreement between Jehu Hand and the Issuer(2)

21. Subsidiaries of the small business issuer-Svetlana Aviation, a Nevada corporation, is the only subsidiary. It does business under the name Svetlana Aviation.


(1)      Filed with original registration statement, file no. 333-46672.
(2)      Filed with amendment no. 1.

                                                    SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated:    January 24, 2003                        ALBION AVIATION, INC.




                                By: /s/ Jehu Hand
                                    Jehu Hand
                                    President

ALBION AVIATION, INC.
(A Development Stage Company)
Consolidated Financial Statements
December 31, 2001 and 2000



                                                                                     ALBION AVIATION, INC.
                                                                             (A Development Stage Company)
                                                                                                     Index

-------------------------------------------------------------------------------------------------------------------



                                                                                             Page


Independent auditors' report                                                                  F-2


Consolidated Balance sheet                                                                    F-3


Consolidated Statement of operations                                                          F-4


Consolidated Statement of stockholders' equity                                                F-5


Consolidated Statement of cash flows                                                          F-6


Notes to consolidated financial statements                                                    F-7

--------------------------------------------------------------------------------

                                       INDEPENDENT AUDITORS' REPORT









To the Board of Directors of
Albion Aviation, Inc.


We have audited the accompanying consolidated balance sheet of Albion Aviation, Inc. and Subsidiary, (a development stage company) as of December 31, 2001, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 2001 and 2000 and the cumulative amounts from April 20, 1994 (date of inception) to December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Albion Aviation, Inc. and Subsidiary, (a development stage company) as of December 31, 2001 and the results of their operations and their cash flows for the years ended December 31, 2001 and 2000 and cumulative amounts from April 20, 1994 (date of inception) to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses and has an accumulated deficit. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                                              TANNER + CO.


Salt Lake City, Utah
April 11, 2002


                                                                                     ALBION AVIATION, INC.
                                                                             (A Development Stage Company)

                                                                                Consolidated Balance Sheet


                                                                                        December 31, 2001
--------------------------------------------------------------------------------






              Assets

Current assets:
     Cash                                                                               $              642
     Aircraft held for sale                                                                         20,000
                                                                                        ------------------

                  Total current assets                                                              20,642
                                                                                        ------------------

Aircraft, net of accumulated depreciation of $87,834                                               117,266
                                                                                        ------------------

                  Total assets                                                          $          137,908
                                                                                        ------------------

----------------------------------------------------------------------------------------------------------

              Liabilities and Stockholders' Deficit

Current liabilities:
     Accounts payable                                                                   $            2,366
     Related party payables                                                                          4,490
     Current portion of long-term debt                                                              29,772
                                                                                        ------------------

                  Total current liabilities                                                         36,628
                                                                                        ------------------

Long-term debt                                                                                     106,679
                                                                                        ------------------

Stockholders' deficit:
     Preferred stock; $.001 par value; 1,000,000 shares
       authorized; no shares issued and outstanding                                                      -
     Common stock; $.001 par value; 20,000,000
       shares authorized; 1,018,000 shares issued
       and outstanding                                                                               1,018
     Additional paid-in capital                                                                    204,488
     Deficit accumulated during the
       development stage                                                                          (210,905)
                                                                                        ------------------

                  Total stockholders' deficit                                                       (5,399)
                                                                                        ------------------

                  Total liabilities and stockholders' deficit                           $          137,908
                                                                                        ------------------




See accompanying notes to consolidated financial statements.
                                             F-4


                                                                                     ALBION AVIATION, INC.
                                                                             (A Development Stage Company)

                                                                         Consolidated Statement of Operations
--------------------------------------------------------------------------------






                                                                                            Cumulative
                                                          Years Ended December 31,           Amounts
                                                                                              Since
                                                     -----------------------------------
                                                            2001             2000           Inception
                                                     -----------------------------------------------------

Revenue                                              $             -   $  -             $  -
                                                     -----------------------------------------------------

Costs and expenses:
     General and administrative expenses                         45,959           33,126           142,209
     Loss on impairment of aircraft                                                    -            35,000
       held for sale                                             35,000
     Interest expense                                             9,901           10,539            33,696
                                                     -----------------------------------------------------

                                                                 90,860           43,665           210,905
                                                     -----------------------------------------------------

Loss before income taxes                                        (90,860)         (43,665)         (210,905)

Income tax benefit                                                    -                -                 -
                                                     -----------------------------------------------------

Net loss                                             $          (90,860$         (43,665$         (210,905)
                                                     -----------------------------------------------------

Loss per share - basic and diluted                              $(0.09)          $(0.04)
                                                     -----------------------------------

Weighted average common shares -                              1,012,000        1,000,000
  basic and diluted
                                                     -----------------------------------




--------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.
                                                 F-5


                                                                                     ALBION AVIATION, INC.
                                                                             (A Development Stage Company)

                                                  Consolidated Statement of Stockholders' (Deficit) Equity

                                                                        April 20, 1994 (Date of Inception)
                                                                                 Through December 31, 2001
--------------------------------------------------------------------------------



                                                                                      Deficit
                                                                                    Accumulated
                                                                        Additional  During the
                               Preferred Stock        Common Stock        Paid-In   Development
                             -------------------------------------------
                              Shares    Amount      Shares     Amount     Capital      Stage        Total
                             --------------------------------------------------------------------------------

Balance, April 20, 1994              -$            -        -$          $ -        $   -        $     -          -

Shares issued for cash
  ($.001 per share)                  -          -   1,000,000      1,000         15            -        1,015

Net loss                             -          -           -          -          -         (144)        (144)
                             --------------------------------------------------------------------------------

Balance, December 31, 1994           -          -   1,000,000      1,000         15         (144)         871

Net loss                             -          -           -          -          -         (338)        (338)
                             --------------------------------------------------------------------------------

Balance, December 31, 1995           -          -   1,000,000      1,000         15         (482)         533

Net loss                             -          -           -          -          -         (320)        (320)
                             --------------------------------------------------------------------------------

Balance, December 31, 1996           -          -   1,000,000      1,000         15         (802)         213

Net loss                             -          -           -          -          -         (314)        (314)
                             --------------------------------------------------------------------------------

Balance, December 31, 1997           -          -   1,000,000      1,000         15       (1,116)        (101)

Contributions to capital             -          -           -          -     30,909            -       30,909

Net loss                             -          -           -          -          -      (18,470)     (18,470)
                             --------------------------------------------------------------------------------

Balance, December 31, 1998           -          -   1,000,000      1,000     30,924      (19,586)      12,338

Contributions to capital             -          -           -          -     41,770            -       41,770

Net loss                             -          -           -          -          -      (56,794)     (56,794)
                             --------------------------------------------------------------------------------

Balance, December 31, 1999           -          -   1,000,000      1,000     72,694      (76,380)      (2,686)

Contributions to capital             -          -           -          -     40,063            -       40,063

Net loss                             -          -           -          -          -      (43,665)     (43,665)
                             --------------------------------------------------------------------------------

Balance, December 31, 2000           -$            -1,000,000$     1,000$   112,757$    (120,045$      (6,288)

Shares issued for cash
  ($5 per share)                     -          -      18,000         18     89,982            -       90,000

Contributions to capital             -          -           -          -      1,749            -        1,749

Net loss                             -          -           -          -          -      (90,860)     (90,860)
                             --------------------------------------------------------------------------------

Balance, December 31, 2001           -$            -1,018,000$       1,01$  204,488$    (210,905$      (5,399)
                             --------------------------------------------------------------------------------





See accompanying notes to consolidated financial statements.
                                                   F-6


                                                                                     ALBION AVIATION, INC.
                                                                             (A Development Stage Company)

                                                                      Consolidated Statement of Cash Flows


-------------------------------------------------------------------------------------------------------------------



                                                                                            Cumulative
                                                                                             Amounts
                                                          Years Ended December 31,            Since
                                                     -----------------------------------
                                                            2001             2000           Inception
                                                     -----------------------------------------------------

Cash flows from operating activities:
     Net loss                                        $          (90,860$         (43,665$         (210,905)
     Adjustments to reconcile net loss to
       net cash used in operating activities:
         Depreciation and amortization                           26,650           26,650            88,849
         Loss on impairment of aircraft
            held for sale                                        35,000                -            35,000
         Increase in
              Accounts payable                                    2,366                              2,366
              Related party payables                              3,241              148             4,490
                                                     -----------------------------------------------------

                  Net cash used in
                  operating activities                          (23,603)         (16,867)          (80,200)
                                                     -----------------------------------------------------

Cash flows from investing activities:
     Purchase of aircraft                                        (4,790)               -           (20,690)
     Purchase of aircraft held for sale                         (55,000)               -           (55,000)
     Organization costs                                               -                -            (1,015)
                                                     -----------------------------------------------------

                  Net cash used in
                  investing activities                          (59,790)               -           (76,705)
                                                     -----------------------------------------------------

Cash flows from financing activities:
     Principal payments on long-term debt                       (15,263)         (15,647)          (47,959)
     Contributions to capital                                     1,749           40,063           114,491
     Issuance of common stock                                    90,000                -            91,015
                                                     -----------------------------------------------------

                  Net cash provided by
                  financing activities                           76,486           24,416           157,547
                                                     -----------------------------------------------------

(Decrease) increase in cash                                      (6,907)           7,549               642

Cash, beginning of period                                         7,549                -                 -
                                                     -----------------------------------------------------

Cash, end of period                                  $              642$           7,549$              642
                                                     -----------------------------------------------------



---------------------------------------------------------


See accompanying notes to consolidated financial statements.
                                                  F-7

                                            ALBION AVIATION, INC.
                                            (A Development Stage Company)


                       Notes to Consolidated Financial Statements



                                                  December 31, 2001 and 2000
--------------------------------------------------------------------------------



1.   Organization
     and
     Summary of
     Significant
     Accounting
     Policies
Organization
The Company was organized under the laws of the state of Delaware on April 18, 1994 (date of inception). The Company has not commenced planned principal operations and purposes to seek business ventures which will allow for long-term growth. Further, the Company is considered a development stage company as defined in SFAS No. 7. Its principal activities since inception have consisted of the purchase of commercial aircraft, financed by long-term debt. The Company intends to engage in the charter air carrier business. The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.



Principles of Consolidation
The consolidated  financial  statements include the accounts of the Company, and
its  consolidated   subsidiary.   All  significant   intercompany  balances  and
transactions have been eliminated.


Cash and Cash Equivalents
Cash equivalents are generally comprised of certain highly liquid investments with maturities of less than three months.


Aircraft
The Company's aircraft is carried at cost. Maintenance and repairs, including overhauls, are charged to operating expenses as they are incurred. The aircraft is depreciated on a straight-line basis over the estimated useful lives, ranging from 6 to 12 years.


Use of Estimates in the Preparation of Financial Statements The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



------------------------------------------------------------------------------

                                     ALBION AVIATION, INC.
                                  (A Development Stage Company)


                               Notes to Consolidated Financial Statements
                                                 Continued

--------------------------------------------------------------------------------



2.   Going
     Concern
The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates profitable operations and the satisfaction of liabilities in the normal course of business. There are uncertainties that raise substantial doubt about the ability of the Company to continue as a going concern. As shown in the consolidated statement of operations, the Company has had no revenues, and reported net losses in all periods since inception.


The Company intends to fund start-up costs during the next twelve months with capital contributions from related parties and proceeds from the sale of equity securities (see note 7), however, such related parties are not obligated under any agreement to contribute such funds, and there is no guarantee that the Company will be successful in raising equity capital through its offering of common stock.


------------------------------------------------------------------------------

                                   ALBION AVIATION, INC.
                                 (A Development Stage Company)


                             Notes to Consolidated Financial Statements
                                              Continued

--------------------------------------------------------------------------------




The Company's ability to continue as a going concern is dependent upon management's ability to secure additional debt or equity financing. There is also no guarantee that, if successful, such financing will be sufficient to fund necessary start up costs and sustain operations upon commencement of such operations. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.


3.   Aircraft

As of December 31, 2001, the Company had aircraft consisting of a Cessna 421-B, a four-seater Mooney, and a helicopter. The Cessna and Mooney were classified as aircraft on the balance sheet and had a book value of $205,100 and accumulated depreciation of $87,834, resulting in a net book value of $117,266. The helicopter was classified as aircraft available for sale and had a book value of $20,000 at December 31, 2001.

The Cessna 421-B was acquired in October 1998 with $16,000 cash and a note payable of $143,900. Subsequent to year-end, in January 2002, the Company sold this aircraft for approximately $122,000 and realized a gain on the sale of approximately $40,000.

The Mooney aircraft was acquired in December 2001 with cash of $4,790 and a note payable of $40,410 for a total purchase price of $45,200.

The helicopter was acquired in May 2001 with the intent to sell in a short period of time. Therefore the helicopter was classified as "aircraft held for sale" in the balance sheet at December 31, 2001. The purchase price of the helicopter was $55,000 cash. At December 31, 2001, the Company recorded an impairment loss of $35,000 on the helicopter due to the sale of such aircraft subsequent to year-end in March 2002 for $20,000.




-------------------------------------------------------------------------

                                  ALBION AVIATION, INC.
                              (A Development Stage Company)


                            Notes to Consolidated Financial Statements
                                               Continued

-------------------------------------------------------------------------------



4.   Long-term
     Debt
In October 1998, the Company entered into a note agreement, with a financing company, in the amount of $143,900, due in monthly installments of $2,297, including interest at 8.75%, secured by aircraft and a personal guarantee of an officer of the Company, maturing in November 2005. The total loan proceeds and cash of $16,000 were used to purchase used aircraft for a total purchase price of $159,900. The note balance outstanding at December 31, 2001 was $95,941. Subsequent to year end, the Company sold the aircraft securing this note and used the proceeds to retire the note.


4.   Long-term
     Debt
     Continued
In December 2001, the Company entered into a note agreement, with a financing company, in the amount of $40,410, due in monthly installments of $628, including interest at 7.9%, secured by aircraft and a personal guarantee of an officer of the Company, maturing in January 2009. The total loan proceeds and cash of $4,790 were used to purchase used aircraft for a total purchase price of $45,200. The note balance outstanding at December 31, 2001 was $40,410.



Future maturities of the note payable are as follows:


Years Ending December 31:                                      Amount
                                                          -----------------

     2002                                                 $          29,772
     2003                                                            27,062
     2004                                                            29,483
     2005                                                            29,824
     2006                                                             6,090
     Thereafter                                                      14,220
                                                          -----------------

                                                          $         136,451
                                                          -----------------


5.   Income
     Taxes
The difference between income taxes at statutory rates and the amount presented in the financial statements is a result of the following:


                                                               Cumulative
                                           Years Ended          Amounts
                                          December 31,           Since
                                    -------------------------
                                        2001         2000      Inception
                                    ---------------------------------------



-------------------------------------------------------------------------------

                                            ALBION AVIATION, INC.
                                    (A Development Stage Company)


                                      Notes to Consolidated Financial Statements
                                                         Continued

--------------------------------------------------------------------------------



                                                               Cumulative
                                           Years Ended          Amounts
                                          December 31,           Since
                                    -------------------------
Income tax benefit at statutory
  rate                              $      19,000$      7,000$       42,000
Change in estimated rate                    9,000           -             -
Change in valuation allowance             (28,000)     (7,000)      (42,000)
                                    ---------------------------------------

                                    $           -$           $-             -
                                    ---------------------------------------



-------------------------------------------------------------------------------

                                             ALBION AVIATION, INC.
                                          (A Development Stage Company)


                                   Notes to Consolidated Financial Statements
                                                          Continued

--------------------------------------------------------------------------------




5.   Income
     Taxes
     Continued
Deferred tax assets are as follows:


                                                            December 31,
                                                          -----------------
                                                                2001
                                                          -----------------

Operating loss carryforwards                              $          39,000
Depreciation                                                         (4,000)
Impairment of aircraft                                                7,000
Valuation allowance                                                 (42,000)
                                                          -----------------

                                                          $                 -
                                                          -----------------



The Company has net operating loss carryforwards of approximately $198,000, which begin to expire in the year 2009. The amount of net operating loss carryforward that can be used in any one year will be limited by significant changes in the ownership of the Company and by the applicable tax laws which are in effect at the time such carryforwards can be utilized. No tax benefit has been reported in the financial statements, because the Company believes it is more likely than not that the deferred tax asset will not be realized. The tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.


6.   Related
     Party
     Transactions
At December 31, 2001 and 2000,  the Company  owed the  Company's  president  and
majority  shareholder  $4,490  and  $1,249,   respectively.   The  advances  are
unsecured, non-interest bearing and have no specific repayment terms.


During   the   years   ended   December   31,   2001  and  2000  the   Company's
president/majority shareholder made capital contributions of cash of $1,749 and $40,063, respectively.


7.   Supplemental
     Cash Flow
     Information
During the year ended December 31, 2001, the Company purchased an aircraft with a note payable of $40,410.


--------------------------------------------------------------------------------

                                              ALBION AVIATION, INC.
                                         (A Development Stage Company)


                                   Notes to Consolidated Financial Statements
                                            Continued

--------------------------------------------------------------------------------




7.   Supplemental
     Cash Flow
     Information
     Continued
Actual amounts paid for interest and income taxes are as follows:


                                                             Cumulative
                                                              Amounts
                            Years Ended December 31,           Since
                       -----------------------------------
                             2001              2000          Inception
                       ---------------------------------------------------

Interest               $           9,901$           10,539$         33,696
                       ---------------------------------------------------

Income taxes           $                $-               -$                -
                       ---------------------------------------------------



8.   Public
     Offering
In February 2001, the Company's initial public offering of its common stock, registered on Form SB-2, was declared effective by the Securities and Exchange Commission. In connection with this offering, the Company sold 18,000 shares of its common stock, $.001 par value, at an offering price of $5.00 per share with net proceeds of $90,000 received during May 2001.


9.   Recent
     Accounting
     Pronounce-
     ments
In July 2001, Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" were issued. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. It requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. SFAS 142 is required to be applied for fiscal years beginning after December 15, 2001. The Company will assess how the adoption of SFAS 141 will effect the recording of any future acquisitions.


------------------------------------------------------------------------------

                            ALBION AVIATION, INC.
                                  (A Development Stage Company)


                                 Notes to Consolidated Financial Statements
                                                   Continued

-------------------------------------------------------------------------------


9.   Recent
     Accounting
     Pronounce-
     ments
     Continued
The Financial Accounting Standards Board (FASB) recently issued FASB Statement No. 143, Accounting for Asset Retirement Obligations. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of leases. This Statement amends SFAS 19. The effective date for this Statement is June 15, 2002. Management does not believe the adoption of Statement 143 will have a material effect on its financial statements.


The Financial Accounting Standards Board (FASB) recently issued FASB No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The new guidance resolves significant implementation issues related to FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Statement 144 is effective for fiscal years beginning after December 15, 2001. Management does not believe the adoption of Statement 144 will have a material effect on its financial statement.


10.  Subsequent
     Event
In January 2002, the Company sold an aircraft for approximately $122,000 for an approximate gain of $40,000.


In March 2002, the Company sold the aircraft held for sale for $20,000 and recognized no gain or loss.


-----------------------------------------------------------------------------




                                      Consolidated Balance Sheet, unaudited

                                                                                             September 30,
                                                                                                 2002



Assets

Current assets
        Cash                                                                              $              324
        Aircraft held for sale                                                                            --
        Land             --                                                                               --


        Total Current Assets                                                              $              324

Land                                                                                      $           18,910
Aircraft, net of accumulated
 depreciation of $5,625                                                                               39,375



        Total Assets                                                                      $           58,609



Liabilities and Stockholders' Deficit

Current liabilities:
        Accounts payable                                                                  $            1,497
        Related party payables                                                                         2,000
        Current portion of
          long-term debt                                                                               4,785


        Total current liabilities                                                                      8,282

Long-term debt                                                                                        32,188

Stockholders' deficit:
        Preferred stock; $.001 par value;
        1,000,000 shares authorized; no
        shares issued and outstanding                                                                     --

        Common stock; $.001 par value;
        20,000,000 shares authorized;
        1,018,000 shares
        issued and outstanding                                                                         1,018

Additional paid-in capital                                                                           204,488

Deficit accumulated during the
development stage                                                                                  (187,367)



        Total stockholders' deficit                                                       $           18,139

        Total liabilities and
        stockholders' deficit                                                             $           58,609


                          See  accompanying  notes  to  consolidated   financial
statements.
                                     F-16



                                      Consolidated Statement of Operations


                                                                                                      Cumulative
                                                     Three Months Ended        Nine Months Ended        Amounts
                                                        September 30,            September 30,           Since
                                                    2002          2001         2002         2001        Inception



Revenue                                         $    --          $--          $ --          $--          $ --

Costs and expenses:
   General and administrative
       expenses                                        2,239       18,028        14,293       36,865     155,287
   Loss on impairment of aircraft
       held for sale                                                                                      35,000

   Interest expense                                      654        2,156         2,245        7,837      37,156


                                                 $   (2,893)  $    20,184   $    16,539  $    44,702   $ 227,443

Gain (loss) on sale of assets                    $        --  $        --   $    40,076  $        --   $  40,076


(Loss) before income taxes                       $   (2,893)  $  (20,184)   $    23,538  $  (44,702)   $(187,367)

Income taxes - current                                    --           --            --           --          --


Net Income (loss) $                              (2,893)   $  (20,184)  $   23,538    $  (44,702)  $   (187,367)



Income (Loss) per share -
basic and diluted $(.01)                         $     (.02)  $       .02   $     (.04)

Weighted average common
shares - basic and diluted                         1,018,000    1,018,000     1,018,000    1,010,000

















                          See  accompanying  notes  to  consolidated   financial
statements.
                                        F-17




                                      Consolidated Statement of Cash Flows

                                                                                                      Cumulative
                                                                               Nine Months Ended        Amounts
                                                                                 September 30,           Since
                                                                               2002         2001        Inception


Cash flows from operating activities:

   Net Income (loss)                                                        $    23,538  $  (44,702)   $(187,367)

Adjustments to reconcile net loss to net cash used in operating activities:
   Depreciation and amortization                                                  5,625       19,987      93,459
   Gain on sale of aircraft                                                    (40,076)           --    (40,076)
   Loss on impairment of aircraft
     held for sale                                                                   --           --      35,000
   (Decrease) increase in accounts
       payable                                                                    (869)           --       1,497
   (Decrease) increase in related
       party receivables                                                             --           --    (18,910)
   (Decrease) Increase in related
       party payables                                                           (2,490)           --       2,000


   Net cash used in
     operating activities                                                      (14,272)     (24,718)    (95,487)



Cash flows from investing activities:


   Purchase of aircraft                                                              --           --    (20,690)
   Purchase of Land                                                            (18,910)                 (18,910)
   Proceeds from sale of aircraft held for sale                                  20,000           --      20,000
   Proceeds from sale of aircraft                                               112,142           --     112,142
   Organization costs                                                                --           --     (1,015)
   Purchase of aircraft held for sale                                                --     (55,000)    (55,000)



   Net cash (used in) provided by
     investing activities                                                       113,232     (55,000)      36,527


Cash flows from financing activities:

   Principal payments on long-term debt                                        (99,278)     (15,363)   (146,870)
   Contributions to capital                                                          --           --     114,491
   Issuance of common stock                                                          --       90,000      91,015



   Net cash provided by (used in) provided by
     financing activities                                                      (99,278)       74,637      58,636



Net (decrease) increase in cash                                                   (318)      (5,077)         324

Cash, beginning of period                                                           642        7,549          --


Cash, end of period                                                         $       324  $     2,472   $     324


                          See  accompanying  notes  to  consolidated   financial
statements.
                                        F-18

                                   Notes to Consolidated Financial Statements

                                               September 30, 2002


1. Interim Financial Statements

   The accompanying financial statements are unaudited, but in the opinion of the management of the Company, contain all adjustments, consisting of only normal recurring accruals, necessary to present fairly the financial position at September 30, 2002, the results of operations for the three and nine months ended September 30, 2002 and 2001, and the cash flows for the nine months ended September 30, 2002 and 2001.

   Reference is made to the Company's Form 10-KSB for the year ended December 31, 2001. The results of operations for the three months ended September 30, 2002 are not necessarily indicative of the results of operations to be expected for the full fiscal year ending December 31, 2002.

2. Related Party Transactions


   At September 30, 2002 and December 31, 2001, the Company owed the Company's president and majority shareholder $2,000 and $4,490, respectively. The advances are unsecured, non-interest bearing and have no specific repayment terms. At June 30, 2002, this individual owed $18,910 advanced to him on an unsecured basis and the amount is to be repaid on or before December 31, 2002, without interest. In the quarter ended September 30, 2002 the individual caused a corporation controlled by him to transfer title to the Company of certain undeveloped real estate in satisfaction of this debt. This real estate, consisting of approximately .04 acres of flat land on a public street, with a well, was purchased with two other parcels of hilly land approximately 13.5 acres with an old ranch house in 2000 for $819,000. Access to the two hilly parcels is via a public waterway. The value of the property transferred to the Company was not derived by any formal appraisal. It is being used by an officer/shareholder without charge for vehicle storage. The equivalent amount of vehicle storage space in this municipality would cost $4,800 per year. Based on an income approach to appraisal, an $18,910 valuation of this parcel results in a capitalization rate of 3.9, which is low for metropolitan Orange County. Management believes that the value of this property is greatly in excess of $18,910. If the property were rezoned as residential the value would be in excess of $50,000.


3. Sale of Aircraft


   In January 2002 the Company sold a Cessna aircraft for approximately $122,000 and recognized a gain of $40,076. Net proceeds received after payment of commission were approximately $112,000. In March 2002 the Company sold the aircraft held for sale for $20,000 and recognized no gain or loss.


4. Supplemental Cash Flow information

   In the nine months ended September 30, 2002 and 2001 the Company paid cash of $2,245 and $7,837 respectively, for interest. No amount was paid for taxes in either quarter.